SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the Company)

Notification of interests of Persons Discharging Managerial Responsibility (PDMRs) and connected persons

Prudential plc (the Company) announces that in line with its normal timetable it has released to PDMRs shares under its various group wide incentive arrangements. Disposals have also been made to cover the cost of taxes and sales fees, together with other requested sales. Further awards under current incentive arrangements have been made to PDMRs.

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Notifications of disposal of interests and awards under the Annual Incentive Plan (AIP) and other Deferred Bonus Plans

The Company advises that on 31 March 2016 the Prudential plc Employee Share Trust (the Trust) released ordinary shares of 5p and American Depositary Receipts (ADRs) for the benefit of PDMRs in the Company. Details are shown in table 1 and 2 below.

On 1 April 2016, the Company made awards to PDMRs under its AIP arrangement. Under the AIP a percentage of an executive's annual bonus award must be deferred in shares for a period of three years. As a result of bonus awards approved by the Remuneration Committee for the 2015 financial year, the awards shown in the table below have been made at a market price of £12.99. A further award in ADRs has been made at a market price of $37.29. AIP deferred share awards will be released to participants in March 2019. Shares and ADRs acquired to meet these awards will be registered in the name of the Trust and carry an entitlement to dividends which will be used to purchase additional shares on behalf of the recipient to be held in the Trust until the release date. Details of the deferred awards released and made are shown in table 1 and 2 below.

Prudential has published its Annual Report on the Company's website www.prudential.co.uk which contains the Directors' Remuneration Report for 2015. The report summarises Prudential's Remuneration policy and provides more details of share awards made to the executive directors of the Company.

Table 1

The Company was notified on 31 March 2016 that sales were made in New York on 31 March 2016 at $37.63 per ADR on behalf of PDMRs, as follows:

Name	Beneficial interest before release of award	Number of ADRs released1	Number of ADRs sold	Number of shares awarded under the 2016 AIP	Number of ADRs awarded under the 2016 AIP	Total beneficial interest following award
M Wells (ADRs)	232,594	43,293	18,180	-	-	214,414
M Wells (shares)	141	-	-	103,210	-	103,351
B Stowe (ADRs)	123,328	20,323	3,530	-	53,783	173,581

Following the transactions detailed above the percentage of the issued capital beneficially held by the following PDMRs are:

M Wells 0.0207%
B Stowe 0.0135%

Table 2

The Company was notified on 31 March 2016 that sales were made in London on 31 March 2016 at £13.05 per share on behalf of PDMRs, as follows:

Name	Beneficial interest in shares before release of award	Number of shares released	Number of shares sold	Number of deferred shares awarded	Total beneficial interest following award	% of issued share capital beneficially held following transaction
J Foley	218,688	37,396	17,594	63,320	264,414	0.0103
P James	15,358	5,677	2,671	13,290	25,977	0.0010
M McLintock	210,928	38,664	81,214	65,515	195,229	0.0076
N Nicandrou	265,261	41,821	19,676	37,683	283,268	0.0110
T Wilkey	189,592	70,831	70,831	34,625	153,386	0.0060
J Adams	117	-	-	25,365	25,482	0.0010
R Hariharan	8,862	-	-	5,697	14,559	0.0006
J Oliver	14,252	2,026	954	4,201	17,499	0.0007
A Porter	11,996	2,771	1,304	13,841	24,533	0.0010
T Rolfe	14,230	4,781	2,250	19,705	31,685	0.0012

Awards under the Prudential Long Term Incentive Plan

On 1 April 2016, the Company made the following awards to PDMRs under the Prudential Long Term Incentive Plan (PLTIP).

Under the PLTIP the Remuneration Committee can make conditional share awards over both ordinary shares of 5p and ADRs to executives. The awards made in 2016 are in line with Prudential's Directors' remuneration policy and will only be released in March 2019 subject to the achievement of performance criteria. As set out in detail in the 2015 Directors' Remuneration Report, awards will only be released in full if stretching performance targets in respect of Total Shareholder Return and IFRS Operating Profit are met. Details of the PLTIP awards made are shown in tables 3 and 4 below.

Table 3

The following awards of ordinary shares of 5p in the Company have been made at a market price of £12.99:

Name	Number of conditional shares awarded	Total number of conditional shares held following award	% of issued share capital held as conditional share awards following transaction
M Wells	332,870	1,084,648	0.0422
J Foley	144,340	554,328	0.0215
P James	116,628	196,436	0.0076
N Nicandrou	136,836	495,882	0.0193
T Wilkey	153,742	511,766	0.0199
J Adams	85,604	144,845	0.0056
R Hariharan	57,736	119,059	0.0046
J Oliver	28,020	62,644	0.0024
A Porter	68,514	158,458	0.0062
A Ramji	76,982	76,982	0.0030
T Rolfe	71,592	171,209	0.0067

Table 4

The following award of ADRs has been made at a market price of US$ 37.29:

Name	Number of conditional ADRs awarded	Total number of conditional ADRs held following award	% of issued share capital held as conditional share awards following transactions
B Stowe	137,050	342,399	0.0266

Additional Information

Mr Wells' beneficial interest in shares is made up of 214,414 ADRs (representing 428,828 ordinary shares) and 103,351 ordinary shares. Mr Wells' conditional share awards are over 332,870 ordinary shares and 375,889 ADRs (representing 751,778 ordinary shares).

Mr Stowe's beneficial interest in shares is made up of 173,581 ADRs (representing 347,162 ordinary shares).

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Date of Notification 1 April 2016

Contact

Jennie Webb, Share Plans Manager, + 44 (0)20 7548 2027

Stefan Bort, Deputy Group Secretary, + 44 (0) 20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 April 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary